Exhibit 12.1

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

										Three Months
										Ended
	2005		2006		2007		2008		2009	March 31, 2010
Earnings
Pre-tax income *	$130,918		$167,080		$106,386		$250,506		$(158,103)	$31,581
Fixed charges	20,755		31,313		47,159		59,672		80,903	21,858
Total Earnings	$151,673		$198,393		$153,545		$310,178		$(77,200)	$53,439

Fixed Charges
Interest expense	$18,815		$27,984		$41,841		$52,010		$72,423	$19,868
Rental Interest Factor	1,940		3,329		5,318		7,662		8,480	1,990
Total Fixed Charges	$20,755		$31,313		$47,159		$59,672		$80,903	$21,858

Ratio of Earnings to Fixed Charges	7.3	x	6.3	x	3.3	x	5.2	x	**	2.4	x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.

**	During 2009, earnings were deficient by $158,103 with respect to the coverage of fixed charges.